January 31, 2006

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0303

Re:                             Duke Energy Holding Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 9, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”), pursuant to our conversations with the accounting staff of the Securities and Exchange Commission (the “Staff”) today, we have the following supplemental response to comment No. 1 in your comment letter dated January 25, 2006 (the “Comment Letter”) relating to Amendment No. 2 to the registration statement on Form S-4  (as amended, the “Form S-4”) filed by the Company on December 9, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation (“Duke Energy”) and Cinergy Corp. (“Cinergy”).

For your convenience, we have included comment No. 1 of the Staff below in bold with the Company’s corresponding response following the bold comment.

Form 8-K filed on December 9, 2005

Consolidated Statements of Cash Flows, page 55

1.                                      We note that you present contributions to the nuclear decommissioning trust fund (NDTF) in Other within Cash Flows From Investing Activities.  It is not clear how you are reporting the investment activity in the NDTF in the Statements of Cash Flows.  Please be advised that SFAS no. 95 does not scope out NDTF assets.  Prospectively, please report cash flows from purchases, sales, and maturities of NDTF securities gross in the statement of cash flows.  You may recast prior periods prospectively in your 2005 Form 10-K.  If our understanding is incorrect, please clarify your classification policy supplementally.  If our understanding is correct, please also explain the basis for your existing presentation.

As a revision to the Company’s January 27, 2006 response to this comment, the Company advises the Staff as follows:

•                  In Duke Energy’s Form 10-Q filings for 2005, all cash flows related to NDTF activities are presented on a gross basis, for both the 2005 and 2004 periods covered in each respective quarterly filing.  Cash flows from all purchases (including contributions to the NDTF), sales and maturities of NDTF securities are presented gross in the statement of cash flows in accordance with the requirements of Statement 115.  Specifically, purchases (including contributions) are included in the line item entitled “Purchases of available-for-sale securities” and sales and maturities are included in the line item entitled “Proceeds from sales and maturities of available for sales securities.”

•                  Duke Energy will also reflect the presentation described in the prior bullet point in its annual financial statements included in its Form 10-K for 2005.  Previously, for the annual financial statements, purchases, sales and maturities activities within the NDTF were not presented on a gross basis in the statement of cash flows.  The impact on the 2004 statement of cash flows to present this activity on a gross basis will result in offsetting increases to the amounts previously presented in the line items entitled “Purchases of available-for-sale securities” and “Proceeds from sales and maturities of available for sales securities” of less than 2% for each of these two line items.  The impact on the 2003 statement of cash flows to present this activity on a gross basis will result in offsetting increases of less than 1% for each of these two line items.

•                  In the 2005 Form 10-K, Duke Energy will also present contributions to the NDTF as a component of “Purchases of available-for-sale securities” for all periods presented.  Duke Energy will also include footnote disclosure to clarify the presentation of these matters and amounts in the statements of cash flows.

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Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

/s/ Sheldon S. Adler

Sheldon S. Adler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                                 B. Keith Trent, Esq.
Group Vice President — General Counsel and Secretary
Duke Energy Corporation

Peter A. Atkins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Marc E. Manly, Esq.
Executive Vice President and Chief Legal Officer
Cinergy Corp.

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz

Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz